FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of August 2012

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.
 (Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

1.   Earnings Release.

On August 9, 2012, BOS Better Online Solutions Ltd., an Israeli corporation (“BOS” or the “Company”) issued a Press Release announcing its financial results for the three months ended June 30, 2012.

Paragraphs 1-4 of the Press Release that is attached to this Form 6-K, and the GAAP financial statements included therein, are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

2.  Resignation of Director.

Mr. Guillaume Binder has advised the Company that he is resigning from his position as a member of the Board of Directors, effective August 9, 2012.

Exhibits

99.1	Press Release: B.O.S. Announces Financial Results for the Second Quarter of 2012

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Financial Officer

Dated: August 9, 2012